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                                                                         (a)(12)

             [LOGO OF CSX]                         [LOGO OF CONRAIL]

CONTACTS:

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
CSX CORPORATION                    CONRAIL INC.
THOMAS E. HOPPIN                   CRAIG R. MACQUEEN
(804) 782-1450                     (215) 209-4594
KEKST AND COMPANY                  ABERNATHY MACGREGOR GROUP
RICHARD WOLFF                      JOELE FRANK/DAN KATCHER
(212) 593-2655                     (212) 371-5999
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FOR IMMEDIATE RELEASE

                     CSX AND CONRAIL AMEND MERGER AGREEMENT

CSX RAISES CASH PORTION OF ITS AGREEMENT WITH CONRAIL TO $110 PER CONRAIL SHARE

              CONRAIL BOARD UNANIMOUSLY APPROVES CSX AMENDED OFFER

           CONRAIL BOARD UNANIMOUSLY REJECTS NORFOLK SOUTHERN'S OFFER

Richmond, Va., and Philadelphia, Pa., Nov. 6, 1996--CSX Corporation [NYSE: CSX] and Conrail Inc. [NYSE: CRR] today announced that they have amended the terms of their merger agreement. Under the revised terms, CSX has raised the cash portion of its offer to $110 per Conrail share.

Conrail also announced that its board of directors carefully considered the relative merits of a merger with Norfolk Southern rather than with CSX, and unanimously reaffirmed that a merger with CSX is in Conrail's best interest and is the superior strategic combination for Conrail. The Conrail board determined that a transaction with Norfolk Southern is not in the best interest of Conrail and its constituencies.

David M. LeVan, chairman, president and chief executive officer of Conrail, said, "Our two companies have now agreed to significantly increase the value to be received by the Conrail shareholders, and Conrail's other constituencies will continue to get tremendous benefits resulting from the CSX merger.

"On Oct. 14, 1996, the Conrail board unanimously approved a merger of equals with CSX to create one of the world's leading transportation and logistics companies," Mr. LeVan continued. "That transaction provided value to our shareholders at the high-end of what has been paid in other railroad mergers, and it clearly was and is in the best interests of Conrail and its constituencies. Before approving that merger, we carefully considered the relative merits of a merger with Norfolk Southern rather than with CSX, and we unanimously determined that a merger with CSX was in Conrail's best interest and was the superior
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strategic combination for Conrail. In making that decision we were fully aware that Norfolk Southern had expressed an interest in acquiring Conrail. We have now reaffirmed that decision."

John W. Snow, CSX chairman, president and chief executive officer, said, "Our decision to increase the cash portion of the offer not only reflects CSX's commitment to completing the transaction, but also accounts for the increased value we have determined will be realized through the merger. Further analysis by our management team, working with its counterpart at Conrail, has identified at least $730 million in synergies and cost savings, $180 million more than originally anticipated.

"Following the combination of our two companies, we expect immediate net traffic benefits of about $165 million and cost savings totaling approximately $565 million," continued Mr. Snow. "Importantly, we will realize these benefits rapidly by working closely together. This is especially significant since Conrail shareholders who receive CSX shares as consideration for their shares, will benefit from what we expect will be a substantial increase in the value of those shares.

"Furthermore, it is apparent that the merger between CSX and Conrail will produce signification public policy benefits. The service and pricing advantages we will offer shippers will reduce truck traffic along the now congested interstate corridors throughout the region. We also will be able to provide a safer, more reliable operating environment for passenger services. Only the CSX/Conrail combination offers so many significant benefits to customers and the greater public," Mr. Snow added.

"The hostile Norfolk Southern bid is burdened with a series of significant conditions. Given all the obstacles in the path of Norfolk Southern's bid, Conrail shareholders would have to wait a prolonged amount of time to receive payment for their shares. Meanwhile, the CSX/Conrail combination offers an immediate opportunity to move forward together creating real, substantive value for both Conrail and CSX shareholders.

"The merger of CSX and Conrail is driven by a compelling logic. Together, CSX and Conrail will create the leading global freight transportation and logistics management company and provide dramatically improved rail service to our customers east of the Mississippi. Shippers and receivers throughout the region will benefit from significantly enhanced competition, much better service and more competitive pricing. Our combined railroad will grow significantly and operate with maximum efficiency," Mr. Snow said.

"Clearly, the combination of CSX and Conrail provides the best overall package of benefits to our constituencies, including customers, the communities we serve, and the public-at-large. We welcome the strong support of the Conrail board of directors and look forward to a bright future as our new company moves full speed into the 21st Century," concluded Mr. Snow.

The significant amendments to the CSX/Conrail merger agreement include:

- The increase of the cash portion of the transaction to $110 per Conrail share. The structure of the proposed merger will remain the same: 40 percent of the fully diluted shares of Conrail's common stock and ESOP preferred stock will be acquired at the new price and the remaining 60 percent will be exchanged for CSX stock at the originally agreed-upon exchange ratio of 1.85619 CSX shares for each Conrail share;

- An extension by three months of the period of time during which the Conrail board of directors cannot withdraw its support of the merger agreement or agree to any competing transaction. As now extended, such provisions will run until July 12, 1997; and

- Neither party will engage in discussions or enter into any agreement with other railroad companies (including Norfolk Southern) relating to trackage rights or other concessions without the participation and agreement of the other party.

Additionally, the Conrail Shareholders Meeting scheduled for Nov. 14 has been canceled. The record date for a new shareholders meeting has been set at Dec. 5, 1996, and the shareholder meeting is
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expected to be held in mid-December.

CSX's tender offer of $110 per Conrail share is for an aggregate of about 17.9 million shares of Conrail common stock and ESOP preferred stock, or approximately 19.9 percent of the Conrail outstanding voting stock. The offer is subject to certain customary conditions.

Under the terms of the CSX offer, as amended, the tender offer's expiration date and withdrawal and proration rights are extended until Midnight EST, Nov. 20, 1996. As of the close of business on Nov. 5, 1996, 56,634 Conrail shares had been tendered pursuant to the CSX offer.

CSX Corporation, headquartered in Richmond, Va., is an international transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge and contract logistics management services.

Conrail, with corporate headquarters in Philadelphia, Pa., operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec.

Attached is a fact sheet on the CSX/Conrail merger of equals, and additional information regarding this announcement can be found on the companies' Web sites on the Internet. CSX's home page can be reached at http://www.CSX.com. Conrail's home page can be reached at http://www.CONRAIL.com.

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                 FAST FACTS REGARDING THE CSX - CONRAIL MERGER

    - The proposed CSX/CRR merger of equals will create a powerful strategic alliance, the leading transportation company in the world with more than $14 billion in revenue and operations serving more than 80 countries around the globe.

    - In addition to the railroad, the new company will include the nation's largest container-shipping (Sea-Land Services) and barging (American Commercial Barge Line) companies, its only full-service, coast-to-coast intermodal company (CSX Intermodal) and one of the foremost contract logistics management companies (Customized Transportation Services) in the world.

    - For employees and the communities within which they work and live, the CSX/CRR merger of equals offers the combination of companies with complementary business mixes, common corporation strategies and compatible corporate cultures.

    - CSX/CRR has agreed to locating the corporate headquarters of the new company in Philadelphia; to leaving the operating headquarters of the CSXT and Conrail rail companies in Jacksonville and Philadelphia for the foreseeable future; to a board comprised of an equal number of directors from each company; and to a defined succession plan that insures the management and employees, shareholders, customers and communities served by both companies will have powerful roles and strong voices in the future of the company.

    - For shareholders, the CSX/CRR merger of equals offers ownership of an international transportation company with the scale and efficiency at home and abroad to compete effectively and generate attractive returns well into the 21st Century.

    - For customers, the CSX/CRR combination provides a 29,000 route mile rail system that would span 22 states and offer vastly improved service to virtually all major markets east of the Mississippi. Such a system will provide the highest quality service to customers as a result of faster, more reliable service, shorter routes, an improved cost structure, better equipment supply and utilization and more single-line service.

    - The proposed CSX/CRR merger of equals allows realization of public policy benefits that cannot be accomplished through any other combination.
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        - More passenger trains will use the combined CSX/CRR rail system than any other in the United States. These include not only Amtrak's, but also those operated by commuter services in Boston, New York, Philadelphia, Baltimore and Washington. Freight and passenger trains currently share the same tracks in these areas. Improved coordination, scheduling and operation of freight and passenger services will reduce delays and improve safety and service for passengers. Similar options may exist in other parts of the combined system in the future as hard-pressed urban planners increasingly turn to rail transportation to relieve highway congestion, save scarce public resources and improve air quality.

        - The proposed CSX/CRR merger of equals offers improved rail competition to Northeast and Midwest markets and an opportunity to improve the social and economic benefits of the entire transportation infrastructure of the region through increased, more effective competition with the trucking industry and through additional intermodal cooperation.

                  CSX's internet address is http://www.csx.com

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